FUTUREMEDIA ANNOUNCES COMPLETION OF ITS PLAN TO MEET NASDAQ CONTINUED LISTING REQUIREMENTS

Preliminary Unaudited Results for Fourth Quarter and
Fiscal Year 2006 Announced

Brighton, England - May 31, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European Learning, Benefits and Brand Communications provider, today announced that it has filed a Form 6-K with the United States Securities and Exchange Commission (the “SEC”), demonstrating completion of its plan to meet the requirements for continued listing on the Nasdaq Capital Market. In particular, the filing, which contains preliminary and unaudited financial results for fiscal 2006, indicates that the Company believes it has regained compliance with the Nasdaq requirement for continued listing of $2.5 million dollars in stockholders’ equity.

On April 28, 2006, the Nasdaq Listing Qualifications Panel (the “Panel”) granted Futuremedia’s request for continued listing, subject to the Company executing its plan to achieve more than $2.5 million in stockholder equity by May 31, 2006. With the recent close of the Button Group plc acquisition and the private placement of $4,315,000, which was announced on May 4, 2006, the Company has completed its plan and believes it has met the stockholders’ equity requirement for continued listing. However, the Company’s continued listing remains subject to a final compliance determination by the Panel.

Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, “Our recently completed acquisitions of EBC and Button position Futuremedia for growth in fiscal 2007. The addition of these two profitable companies has transformed Futuremedia into one of the largest and fastest growing Learning, Benefits and Communications companies in the United Kingdom. We expect to provide our outlook for the new fiscal year in July when we expect to report audited financial results for fiscal 2006.”

The preliminary and unaudited financial results for the fiscal, fourth quarter and year-end 2006 showed revenues of £4.6 million ($8.4 million) for the fourth quarter resulting in £17.9 million ($ 32.8 million) for the year compared with prior year same period of £3.1 million for the quarter and £15.7 million for the year. Fourth quarter revenues were negatively affected by the abrupt termination of the HCI tax efficient benefits program in early April 2006. Gross profit increased for the fourth quarter to £1.5 million ($2.7 million) vs. £239 thousand ($437 thousand) in the same period last year, and increased to £4.1 million ($7.6 million) for the year compared with £1.2 million ($2.2 million) last year.

The Company recorded an operating loss of £1.2 million ($2.2 million) in the fourth quarter and £4.9 million ($8.9 million) for the full year compared with £1.1 million ($2.0 million) for the fourth quarter 2005 and £3.8 million ($6.9 million) for the year 2005. However, the fiscal year 2006 figures included a one-time provision of £706 thousand ($1.3 million) for costs related to the termination of HCI and £438 thousand ($800 thousand) of financing and M&A costs related to the acquisitions of EBC Limited and Button Group plc, as recently announced.

Net loss was £2.3 million ($4.3 million) for the fourth quarter and £5.9 million ($10.8 million) for the year 2006 compared to £1.0 ($1.8 million) for fourth quarter 2005 and £4.0 ($7.3 million) for full year 2005. The 2006 figures include not only the provisions mentioned above but also £0.7 million ($1.3 million) of non-cash charges arising from the accounting treatment of convertible debt financings throughout the year. Without the one-time acquisition costs, HCI provision, and non-cash interest charges, the net loss for 2006 would have been £4.0 million ($7.3 million).

Commenting on the results, Leonard M. Fertig, CEO of Futuremedia said, “The past year has been a difficult one of turning around the Company, made more challenging by the termination of our largest source of revenues abruptly in April. Futuremedia today is a different Company than it was one year ago. Following our recent acquisitions, we are now a group of four companies in the Learning, Benefits, and Communications sectors. Following a short transition period we expect to generate a significant improvement in our results in the current fiscal year.”

About Futuremedia:
Futuremedia is a leading provider of Learning, Benefits and Communications services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button (now part of the Futuremedia Group) has 35 years’ experience in providing brand communications services to large international organizations.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on Nasdaq; the expected benefits of acquisitions (including the EBC and Button acquisitions); and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Company may not be able to meet Nasdaq’s continued listing criteria in the future); risks associated with acquisitions such as the EBC and Button acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally);; risks relating to the Company's ability to operate profitably and generate cash in the future (including the risk that the Company may need to seek additional financing); risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the SEC. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	12 Months ended Apr 30			Quarter ended Apr 30
	(in 000’s except share data)			(in 000's except share data)
	2006	2006	2005	2006	2006	2005
	$’000	GBP’000	GBP'000	$’000	GBP’000	GBP’000
	unaudited	unaudited	audited	unaudited	unaudited	audited

Revenues	32,767	17,942	15,651	8,397	4,598	3,144

Cost of revenues	25,210	13,804	14,410	5,735	3,140	2,905

Gross profit	7,557	4,138	1,241	2,662	1,458	239

Operating expenses	15,713	8,604	5,003	5,042	2,761	877
National Insurance on stock options	(29)	(16)		16	9	141
Stock compensation arising from Variable Option accounting	26	14		(5)	(3)	288
Financing and other M&A costs	800	438	-	(155)	(85)	0

Total operating expenses	16,510	9,040	5,003	4,898	2,682	1,306

Operating loss	(8,953)	(4,902)	(3,762)	(2,236)	(1,224)	(1,067)

Net Interest (expense)/income	(1,839)	(1,007)	109	(2,106)	(1,153)	39

Profit on sale of shares	0	-	54	-	-	36

Corporation tax	-	54	-	-	54	-
Share of loss from equity investment including goodwill impairment	0	0	(359)	0	0	(18)

Net loss	(10,792)	(5,855)	(3,958)	(4,342)	(2,323)	(1,010)

Net loss per share basic and diluted	(0.11)c	(0.06)p	(0.04)p	(0.04)c	(0.02)p	(0.01)p

Weighted average common shares outstanding	94,220,879	94,220,879	88,559,951	99,688,268	99,688,268	91,085,926

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS

	Apr 30,	Apr 30,	Apr 30,
	2006	2006	2005
	$’000	GBP’000	GBP'000
	unaudited	unaudited	audited
ASSETS

Current assets
Cash and cash equivalents	2,044	1,119	1,084
Accounts receivable	2,718	1,488	1,117
Amounts recoverable on contracts	31	17	110
Amounts recoverable from vendors	75	41	-
Accrued income	2,497	1,367	667
Receivable from stock subscription	4,286	2,347	-
Other current assets	(33)	(18)	66
Inventories – finished goods	652	357	612
Prepaid expenses	1,280	701	708

Total current assets	13,550	7,419	4,364

Property and equipment
Audio visual and computer equipment	1,987	1,088	809
Office equipment	247	135	71
Property improvements	263	144	96
Lease premium	135	74	74

	2,632	1,441	1,050
Accumulated depreciation	(1,830)	(1,002)	(715)

	802	439	335

Other assets
Non current assets	9,329	5,108	-
Goodwill	152	83	83
Intangible assets	1,010	553	827

TOTAL ASSETS	24,843	13,602	5,609

	Apr 30,	Apr 30,	Apr 30,
	2006	2006	2005
	$’000	GBP’000	GBP'000
	unaudited	unaudited	audited
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Deferred revenues from HCI activities	6,639	3,635	3,276
Other fees received in advance	520	285	289
Accounts payable	4,195	2,297	2,114
Other taxes and social security costs	1,277	699	343
Other accounts payable	482	264	152
Accrual for NI costs on stock options	33	18	34
Accrual for sales commissions	331	181	79
Other accrued expenses	2,937	1,608	902

Total current liabilities	16,414	8,987	7,189

Convertible debentures, debt and convertible term liability face value $14.0m	10,193	5,581	-

Stockholders’ (deficit)/equity
Ordinary shares of 1 1/9p each Authorized – 250,000,000 138,398,659, Issued and outstanding	3,368	1,844	1,019

Preference shares of 2p each Authorized – 2,000,000 None issued	-	-	-

Additional paid-in capital	41,177	22,547	19,257

Shares to be issued 20,783,700 at April 30, 2006	4,287	2,347	-

Receivable from stock subscription	(33)	(18)	(18)

Accumulated deficit	(50,380)	(27,586)	(21,731)

Other comprehensive loss-cumulative
translation adjustment	(183)	(100)	(107)

Total stockholders’ deficit	(1,764)	(966)	(1,580)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	24,843	13,602	5,609

Futuremedia Plc Group

*ProForma Balance Sheet for NASDAQ as at April 30, 2006

	Preliminary		*Pro Forma
	Apr 30,		Apr 30,
	2006		2006
	$’000		$’000
	unaudited		unaudited

Fixed assets	802		802

Intangible assets	1,162		1,162

Current assets	13,550		13,597

Non current assets	9,329	**	14,588

Total Assets	24,843		30,149

Current Liabilities	16,414		16,205

Convertible debentures	10,193		9,873

Stockholders' equity:

Issued share capital (159,182,359 shares)	48,799		54,634

Accumulated deficit, including
translation adjustment	(50,563)		(50,563)

Total stockholders' equity	(1,764)		4,071

Total Liabilities and stockholders' equity	24,843		30,149

* Pro Forma balance sheet based on unaudited balance sheet as at April 30, 2006 adjusted for share issuances made in May 2006 in respect of private placement funds received in May (see Form 6-K filed on May 4, 2006, SEC Acc-no: 0001275287-06-002503), the acquisition of Button Group (see Form 6-K filed on May 26, 2006, SEC Acc-no: 0001144204-06-022651) and repayment of part of the convertible loan owed to MAG Capital LLC (see Form 6-K filed on July 22, 2005, SEC Acc-no: 0001275287-05-002663)

** Button was acquired in May 2006, consideration being $4.3 million cash and $5.3 million (net of issuance costs) in Futuremedia stock. Pending the finalisation of the Button balance sheet at the date of acquisition, and the establishment of the value of net assets acquired, the total value of the share issuance has been charged to Non current assets.